LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

05013256

22 November 2005

RECEIVED DEC 12 2005 MAIL PROCESSING SECTION 209 WASH. D.C.

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 21 November 2005, Re: Quarterly Report for the financial period ended 30 September 2005 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

12/13

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 21/11/2005 05:13:02 PM
Reference No LI-051121-2A0E7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30/09/2005
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-06Q1.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2005**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2005	30/09/2004	30/09/2005	30/09/2004
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 NOV 2005

1	Revenue	734,515	1,084,060	734,515	1,084,060
2	Profit/(loss) before tax	-27,423	276,858	-27,423	276,858
3	Profit/(loss) after tax and minority interest	-19,646	231,181	-19,646	231,181
4	Net profit/(loss) for the period	-19,646	231,181	-19,646	231,181
5	Basic earnings/(loss) per share (sen)	-2.82	34.04	-2.82	34.04
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.7900	2.8200

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/09/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/09/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-10,880	149,203	-10,880	149,203
2	Gross interest income	6,554	5,194	6,554	5,194
3	Gross interest expense	38,617	37,691	38,617	37,691

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

21 NOV 2005

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the First Quarter Ended 30 September 2005

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2005
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2004 RM'000	CURRENT YEAR TO DATE 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2004 RM'000
Revenue		734,515	1,084,060	734,515	1,084,060
Operating expenses		(753,632)	(934,890)	(753,632)	(934,890)
Other operating income		8,237	33	8,237	33
Profit/(loss) from operations		(10,880)	149,203	(10,880)	149,203
Finance costs		(38,617)	(37,691)	(38,617)	(37,691)
Share in results of associated companies:					
- Gain on disposal of brewery operation		-	135,200	-	135,200
- Other results		15,520	24,952	15,520	24,952
Income from other investments		6,554	5,194	6,554	5,194
Profit/(loss) before taxation		(27,423)	276,858	(27,423)	276,858
Taxation	17	5,715	(42,398)	5,715	(42,398)
Profit/(loss) after taxation		(21,708)	234,460	(21,708)	234,460
Minority interests		2,062	(3,279)	2,062	(3,279)
Net profit/(loss) for the period		(19,646)	231,181	(19,646)	231,181
Earnings/(loss) per share (sen):	25				
- Basic		(2.82)	34.04	(2.82)	34.04
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the first quarter ended 30 September 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		2,209,717	2,173,221
Forest concessions		298,233	300,932
Plantation development expenditure		147,509	146,859
Land held for property development		54,222	54,215
Investment in associated companies		488,196	479,221
Long-term investments		244,621	242,328
Deferred tax assets		33,419	33,419
Intangible assets		308,191	313,154
Current assets:			
- Inventories		1,182,279	1,067,748
- Short-term investments		38,095	39,990
- Property development costs		40,148	37,384
- Amount due by contract customers		963	1,051
- Trade receivables		497,787	519,291
- Other receivables		331,906	291,374
- Deposits, cash and bank balances		255,757	193,956
		2,346,935	2,150,794
Current liabilities:			
- Trade payables		513,056	470,707
- Other payables		387,384	411,688
- Amount due to contract customers		1,182	1,182
- Short-term borrowings	21	248,282	433,840
- Bonds and USD Debts	21	83,760	88,959
- Tax liabilities		7,826	3,857
		1,241,490	1,410,233
Net current assets		1,105,445	740,561
		4,889,553	4,483,910
Share capital		697,056	697,056
Reserves		1,553,563	1,580,932
Shareholders' funds		2,250,619	2,277,988
Minority interests		481,128	482,427
Long-term borrowings	21	1,658,748	1,206,182
Bonds and USD Debts	21	330,499	323,986
Deferred tax liabilities		129,075	142,075
Deferred payables		39,484	51,252
		4,889,553	4,483,910
Net tangible assets per share (RM)		2.79	2.82

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the first quarter ended 30 September 2005 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
30 September 2005							
Balance at 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988
Amortisation for the period		-	-	(8,524)	-	-	(8,524)
Currency translation differences		-	-	-	801	-	801
Net loss for the period		-	-	-	-	(19,646)	(19,646)
Balance at 30 September 2005		697,056	515,190	761,069	35,361	241,943	2,250,619
30 September 2004							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Amortisation for the period		-	-	(8,764)	-	-	(8,764)
Currency translation differences		-	-	-	(1,107)	-	(1,107)
Net profit for the period		-	-	-	-	231,181	231,181
Balance at 30 September 2004		679,235	515,190	819,915	54,951	175,220	2,244,511

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the first quarter ended 30 September 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2004 RM'000
OPERATING ACTIVITIES			
Profit/(loss) before taxation		(27,423)	276,858
Adjustments for:			
Non-cash items (mainly depreciation)		25,411	31,993
Non-operating items (mainly associates' results & finance costs)		16,543	(127,655)
Operating profit before changes in working capital		14,531	181,196
Changes in working capital:			
Net changes in current assets		(128,462)	12,474
Net changes in current liabilities		9,731	(124,824)
Others (mainly tax paid)		(5,450)	(12,096)
		(109,650)	56,750
INVESTING ACTIVITIES			
Proceeds from disposal of investments		1,897	-
Others (mainly purchase of property, plant and equipment)		(68,700)	(44,519)
		(66,803)	(44,519)
FINANCING ACTIVITIES			
Issuance of debt securities		500,000	-
Bank borrowings		(232,541)	2,968
Redemption/repayment of Bonds and USD Debts		(4,860)	(1,886)
Others (mainly interest paid)		(4,378)	(3,423)
		258,221	(2,341)
Net changes in cash & cash equivalents		81,768	9,890
Effects of exchange rate changes		445	-
Cash & cash equivalents at beginning of the period		94,586	197,125
Cash & cash equivalents at end of the period		176,799	207,015

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the first quarter ended 30 September 2005 (Cont'd)
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of the new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. **Qualification of audit report**

There were no audit qualifications on audit report of the preceding audited financial statements.

3. **Seasonality or cyclicality**

The operations of the Group are not subjected to material seasonal or cyclical effects except for timber extraction which is normally reduced during the wet weather seasons between October and February.

4. **Unusual items**

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. **Material changes in estimates**

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. **Debt and equity securities**

During the financial year-to-date, the Group has issued RM500 million Bai' Bithaman Ajil Islamic debt securities and has redeemed/repaid part of its Bonds and USD Debts amounting to RM5 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	REVENUE Total RM'000	REVENUE Inter-Segment RM'000	REVENUE External RM'000	Segment Results RM'000
Steel	603,736	(4,163)	599,573	(14,328)
Timber extraction and pulp and paper	66,879	-	66,879	3,094
Building materials	34,614	-	34,614	69
Property and construction	7,749	-	7,749	1,364
Others	25,700	-	25,700	(149)
	738,678	(4,163)	734,515	(9,950)
Unallocated costs				(930)
Loss from operations				(10,880)
Finance costs				(38,617)
Share in results of associated companies				15,520
Income from other investments				6,554
Loss before taxation				(27,423)

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

The Group reported a lower revenue of RM735 million and a loss before tax of RM27 million for the quarter under review. The unfavourable market condition for steel products both in the local and international markets have severely affected the Group's performance.

In addition, our hot briquetted iron ("HBI") operation which has been the Group's main contributor in the past two years, also posted lower results following the substantial increase in the price of iron ore and the planned maintenance shutdown in the current quarter.

14. Comparison with the preceding quarter's results

	Current Year Quarter 30/9/2005 RM'000	Preceding Year Corresponding Quarter 30/9/2004 RM'000	Immediate Preceding Quarter 30/6/2005 RM'000
Net profit/(loss) for the period ("Earnings/(Loss)")	(19,646)	231,181	(12,704)
Less : Non-recurring items:			
- Gain on disposal of brewery operation	-	(135,200)	-
- Loss on tender exercise	-	-	47,044
Operating Earnings/(Loss)	(19,646)	95,981	34,340
Operating Earnings/(Loss) per share (sen)	(2.82)	14.13	4.93

After excluding the non-recurring gain/loss, the Group posted lower operating results as compared to the previous year corresponding quarter as well as immediate preceding quarter. The Group's core steel business is experiencing extremely soft demand and weak international selling prices. Coupled with the lower contribution from our HBI operation and the weak market condition for timber products, a loss was registered by the Group.

15. Prospects

The performance of our steel operations for the next quarter will to a large extent depend on domestic construction activities and the impact of raw material prices, in particular international scrap prices. Meanwhile, the Group has taken various measures to reduce production costs and increase productivity to mitigate the adverse impact of such fluctuations.

For our timber operation, the Group will continue to pursue operational efficiency in order to improve its performance. Our associate's retail business is expected to perform better in view of the forthcoming festive seasons.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2004 RM'000	CURRENT YEAR TO DATE 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2004 RM'000
In respect of current period:				
- income tax	1,939	13,518	1,939	13,518
- deferred tax	(13,000)	19,732	(13,000)	19,732
	(11,061)	33,250	(11,061)	33,250
Associated companies	5,346	9,148	5,346	9,148
	(5,715)	42,398	(5,715)	42,398

The taxation (deferred tax assets) of the Group for the current quarter and financial year-to-date reflect effective tax rate which is lower than the statutory tax rate of 28% mainly due to certain expenses which are not deductible for tax purposes.

18. **Unquoted investments and/or properties**

There were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. **Quoted securities**

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	65,938
At book value	22,938
At market value	11,161

20. **Status of corporate proposals**

The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.

Other than the above, there were no corporate proposals at the date of this report.

21. **Group's borrowings and debt securities**

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	233,404	1,657,268	1,890,672
Unsecured	14,878	1,480	16,358
	248,282	1,658,748	1,907,030
Bonds and USD Debts			
Secured	83,760	330,499	414,259
	332,042	1,989,247	2,321,289

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,598,528
- US Dollar	192,428	722,761
		2,321,289

22. **Off balance sheet risk financial instruments**

There were no financial instruments with off balance sheet risk at the date of this report.

23. **Changes in material litigations**

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2005.

25. Earnings/(loss) per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit/(loss) for the period by the weighted average number of ordinary shares in issue of 697.1 million for the current quarter and financial year-to-date (2004 : 679.2 million).

Fully diluted

The fully diluted EPS of 2005 is not disclosed as the exercise period for the Company's ESOS had lapsed on 14 May 2005.

The fully diluted EPS of 2004 is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's ESOS have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the status of the Proposed Divestment Programme (Please refer to Appendix attached).